BERKLEY RESOURCES INC.
400-455 Granville Street
Vancouver, BC
Canada V6C 1T1
Phone: (604) 682-3701
Fax: (604) 682-3600
Web: www.berkleyresources.com
Info: info@berkleyresources.com

Q2 INTERIM FINANCIAL STATEMENTS

FOR PERIOD ENDING JUNE 30, 2006

Shares Traded

TSX Venture Exchange
Symbol: BKS

OTCPK
Symbol: BRKDF

Directors and Officers

Lloyd Andrews, Director & Chairman
Matt Wayrynen, Director, Executive Chairman and CEO
Lindsay Gorrill, Director, President and COO
David Wolfin, Director & VP Finance
Jim O’Byrne, Director & VP Operations
Ron Andrews, Director
Louis Wolfin, Director
Phillip Piffer, Director
Tyrone Docherty, Director
Connie Lillico, Secretary

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.